
                                                                  EXHIBIT 12

                  MINNESOTA MINING AND MANUFACTURING COMPANY
                               AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in millions)

                               1997      1996      1995      1994      1993
EARNINGS

Income from continuing operations
  before income taxes and
  minority interest*           $3,440    $2,479    $2,168    $2,011    $1,851

Add:

Interest on debt                   94        79       102        70        39

Interest component of the ESOP
  benefit expense                  32        34        37        39        41

Portion of rent under operating
  leases representative of
  the interest component           41        46        51        46        44


Less:

Equity in undistributed income
  of 20-50 percent owned
  companies                         3         -         1         2        -

TOTAL EARNINGS AVAILABLE
FOR FIXED CHARGES              $3,604    $2,638    $2,357    $2,164    $1,975


FIXED CHARGES

Interest on debt                   94        79       102        70        39

Interest component of the ESOP
   benefit expense                 32        34        37        39        41

Portion of rent under operating
   leases representative of
   the interest component          41        46        51        46        44

TOTAL FIXED CHARGES            $  167    $  159    $  190    $  155    $  124

RATIO OF EARNINGS
TO FIXED CHARGES                21.58     16.59     12.41     13.96     15.93

<F1>
*  1997  includes a pre-tax gain on the sale of National Advertising Company  of
$803  million;   1995 includes a pre-tax restructuring charge  of  $79  million.
These items are discussed in the Notes to Consolidated Financial Statements.